FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* **Instruction 1(b).**

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)
Grayson Robert C. (Last) (First) (Middle)	AnnTaylor Stores Corporation (ANN)	**X** Director _____10% Owner **___** Officer (give title below) _____Other (specify below)

	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year May/2002	7. Individual or Joint/Group Filing (Check applicable line) __X__ Form filed by One Reporting Person _____ Form filed by More than One Reporting Person
c/o AnnTaylor Stores Corporation 142 West 57th Street (Street) New York New York 10019 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			

(Over)

(Print or Type Responses)

SEC 2270 (10-94)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)	$29.30 See Note 1	05/02/2002	A	V	3,000 See Note 2		05/02/2003	05/02/2012	Common Stock	3,000 See Note 2		3,000 See Note 2	D	

Explanation of Responses:

(1)   This number reflects a post - 3 for 2 stock split exercise price.
(2)   This number reflects a post - 3 for 2 stock split number.

_____/s/ Robert C. Grayson_____   __06/03/2002__
**** Signature of Reporting Person**   **Date**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
     If space provided is insufficient, *see* Instruction 6 for procedure   **Page 2**